FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

TWG Securities, Inc.

As of and for the Year Ended December 31, 2025
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67585

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25
           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __TWG Securities, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

175 W. Jackson Blvd., Suite 810
_____
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kortney R. Wilson	(919) 389-3183	kortney.wilson@assurant.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Pricewaterhouse Coopers LLP
_____
(Name – if individual, state last, first, and middle name)

300 Madison Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kortney R. Wilson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TWG Securities, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Lavanza Ross North Carolina
Wake County

Commission Expires: March, 19 2030

LAVANZA ROSS NOTARY PUBLIC WAKE COUNTY, NC

Signature:

Title:
President/Principal

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TWG Securities, Inc.

Financial Statements and Supplementary Information

As of and for the Year Ended December 31, 2025

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of TWG Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TWG Securities, Inc. (the "Company") as of December 31, 2025, and the related statement of income, of changes in stockholder's equity, and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I – Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1, Schedule II – Computation for Determination of the Reserve Requirements Under Securities and Exchange Commission Rule 15c3-3, and Schedule III – Information Relating to the Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3 as of December 31, 2025 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the



responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Security Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

New York, New York
February 27, 2026

We have served as the Company's auditor since 2018.


TWG Securities, Inc.
Statement of Financial Condition
December 31, 2025
(amounts in thousands)


Assets

Cash	$	518
Income tax receivable		3
Deferred tax asset		-
Prepaid expenses		23
Total assets	$	544

Liabilities and stockholder's equity

Intercompany Payable	$	1
Accrued Audit Fees		88
Accrued Salaries		64
Accrued Rent		27
Total liabilities	$	180

Commitments and contingencies (Note 7)

Stockholder's equity

Common stock, par value $0.01 per share, 1,000 shares authorized, 100 shares issued and outstanding		-
Additional paid-in capital	$	82
Retained earnings		282
Total stockholder's equity	$	364
Total liabilities and stockholder's equity	$	544

See accompanying notes.


TWG Securities, Inc.
Statement of Income
Year Ended December 31, 2025
(amounts in thousands)


Revenues

Fee income	$	288
Interest Income		14
Total Revenues	**$**	**302**

Expenses

Audit fees	$	88
Salary and benefits		64
Licensing and registration		31
Rent and office expenses		27
Underwriting, general and administrative expenses		27
Legal Fees		2
Total expenses	**$**	**239**
Income before provision for income taxes	$	63
Income tax expense	$	13
Net income	**$**	**50**

See accompanying notes.

TWG Securities, Inc.
Statement of Changes in Stockholder's Equity
December 31, 2025
(amounts in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, January 1, 2025	$ -	$ 82	$ 232	$ 314
Net income	$ -	-	50	$ 50
Balance, December 31, 2025	$ -	$ 82	$ 282	$ 364

See accompanying notes.

TWG Securities, Inc.
Statement of Cash Flows
December 31, 2025
(amounts in thousands)

Operating activities		
Net income	$	50
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred tax benefit		(0)
Changes in operating assets and liabilities:		
Prepaid expenses		(0)
Income tax receivable		1
Intercompany Payable		(1)
Accrued liabilities		(8)
Net cash provided by operating activities	$	42
Cash and cash equivalents at beginning of period		476
Cash and cash equivalents at end of period	$	518
Supplemental disclosures of cash flow information		
Cash paid for income taxes	$	11

See accompanying notes.

TWG Securities, Inc.
Notes to Financial Statements
As of and for the year ended December 31, 2025
(amounts in thousands)

1. Organization and Operations

TWG Securities, Inc. (the Company), a Delaware corporation, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and with the securities commissions in all 50 states. The Company is also a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated, and became licensed with FINRA, in 2007. In January 2016, TWG Holdings, Inc. (TWGH), a wholly owned subsidiary of The Warranty Group, Inc. (TWG), acquired all of the shares of the Company. In May 2018, TWG was acquired by Assurant, Inc. (AIZ).

The sole activities of the Company are to serve as a brokerage agent for AIZ and various other captive reinsurance companies in the sale of securities of such entities to a limited number of investors in offerings exempt from the registration requirements of The Securities Act of 1933.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company files an exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

2. Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

Revenue Recognition
The Company provides brokerage agency services pursuant to an annual contract with Assurant Dealer Services, Inc. (ADS), an affiliated entity, with monthly payments (which include a fixed fee amount, and can be supplemented during the year pursuant to an agreement among ADS and Company management that may occur if incremental expenses were to arise). The resultant fees are not contingent on the volume of such services. The contract terms are negotiated on a periodic basis to reflect compensation based on expected expenses incurred by the Company. The performance obligation for providing such services is satisfied over time as ADS is receiving and consuming the benefits as they are needed. The fee is recognized as the performance obligation is satisfied and the amount is determinable. Interest income represents the interest earned each month from money that is in our bank account.

Legal Fees
Legal fees are expensed as incurred. Such fees generally relate to services to assess the impact of legal and regulatory updates to various offering documents and may vary on a year-to-year basis.

TWG Securities, Inc.
Notes to Financial Statements
As of and for the year ended December 31, 2025
(amounts in thousands)

Interest Income

Interest income represents the interest earned each month from cash in the Company's bank account.

Income Taxes

The Company is included in the consolidated federal income tax return of the U.S. consolidated tax group of AIZ. The Company's income tax provision is the amount that it would have incurred on a separate company tax return basis. The Company recognizes deferred income tax assets and liabilities for the future tax effects attributable to temporary differences between the financial statements and tax return bases of assets and liabilities based on enacted rates and other provisions of applicable tax law. All income taxes are settled in cash pursuant to a formal tax sharing agreement. At December 31, 2025, the Company has a tax intercompany receivable with AIZ of $3. The Company classifies all penalties and interest related to all tax matters in income tax expense, as and if applicable. The Company files various state tax returns.

Audit Fees

Audit fees are expensed as incurred. Such fees relate to the required external audit of the Company.

3. Income Taxes

The income tax expense consists of the following for the year ended December 31, 2025:

Federal & state – current income tax expense	$	13
Federal & state – deferred income tax expense		0
Total income tax expense	$	13

A reconciliation of the income tax expense based on the U.S. federal tax rate to the provision reported for the year ended December 31, 2025, is as follows:

Federal tax rate	21.0%
State income taxes, net of federal benefit	0.0
Effective tax rate	21.0%

Components of the Company's deferred tax assets and (liabilities) at December 31, 2025 are as follows:

Net operating loss carryforwards	$	4
Prepaid expenses		(4)
Net deferred tax assets	$	0

At December 31, 2025, the Company had federal net operating loss carryforwards of $20 that will

TWG Securities, Inc.
Notes to Financial Statements
As of and for the year ended December 31, 2025
(amounts in thousands)

expire in 2034. The utilization of the net operating loss is subject to limitation under Internal Revenue Code section 382.

The Company did not recognize any liability for uncertain tax benefits and does not expect that there will be any significant change over the next 12 months. In addition, the Company did not recognize any liabilities for interest related to unrecognized tax benefits at December 31, 2025.

The Company, through its inclusion in the consolidated federal income tax return of the U.S. consolidated tax group of AIZ, has substantially concluded all U.S. federal income tax matters for years through 2015. Substantially all state and local income tax matters have been concluded for years through 2008.

4. Net Capital Requirements

The Company is subject to the uniform net capital requirement pursuant to SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company is required to maintain net capital equal to the greater of 6.67% of aggregate indebtedness or $5, as defined in the Rule given the nature of the Company's operations. At December 31, 2025, the Company had net capital of $326, which was in excess of its required net capital of $12 (or 6.67% multiplied by total December 31, 2025 aggregate indebtedness of $180). At December 31, 2025, the Company's percentage of aggregate indebtedness to net capital was 53.3%.

5. Related-Party Transactions

As discussed in Note 2, the Company receives fees from an affiliated entity on a monthly basis based on a contractually agreed-upon amount.

Employees of AIZ provide various management and administrative functions for the Company. On a monthly basis, TWGH allocates time and payroll tax related expenses incurred related to management and administrative functions performed by AIZ employees to the Company, subject to an intercompany expense sharing agreement. During the year ended December 31, 2025, the Company was allocated $64 for these expenses, which is recorded as Salaries and Benefits on the Statement of Income.

Under the terms of the intercompany agreement, the Company also pays TWGH a monthly fee for expenses related to rent, utilities, information and technology, and other office expenses. The expenses for the year ended December 31, 2025 were $27 and are recorded as Rent and Office Expenses on the Statement of Income.

The Company records the expenses each month as incurred. Expenses associated with rent are allocated based on the square footage utilized for office space, and the remainder is then allocated based on estimated usage of utilities, information and technology, and other office expenses. Management believes that such costs are indicative of fair value of such services and related allocations.

TWG Securities, Inc.
Notes to Financial Statements
As of and for the year ended December 31, 2025
(amounts in thousands)

6. Fidelity Bond

The Company maintains a $100 fidelity bond.

7. Commitments and Contingencies

The Company may become directly (or indirectly through its affiliates) involved in litigation in the ordinary course of business. The Company may from time to time be subject to a variety of legal and regulatory actions relating to the Company's current and past business operations.

Although the Company cannot predict the outcome of any pending or future litigation, examination or investigation, it is possible that the outcome of such matters could have a material adverse effect on the Company's results of operations or cash flows for an individual reporting period. However, based on currently available information, management does not believe that any pending matters are likely to have a material adverse effect, individually or in the aggregate, on the Company's financial condition.

8. TWG Securities Segment Note Disclosure

The Company is engaged in a single line of business serving as a brokerage agent for AIZ and various other captive reinsurance companies in the sale of securities of such entities to a limited number of investors in offerings exempt from the registration requirements of The Securities Act of 1933. The Company has identified its President as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process and to ensure sufficient net working capital ratios remain sufficient, to manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The following table presents the operating segment revenue and significant expenses for the year ended December 31, 2025 (amounts in thousands)

Total Revenues	$ 302
Rent & Office	$ 27
Licensing and Registration	$ 31
Audit Fees	$ 88
Salaries & Benefits	$ 64
General and Administrative	$ 27
Legal Fees	$ 2
Income Tax	$ 13
Total Assets	$ 544

TWG Securities, Inc.
Notes to Financial Statements
As of and for the year ended December 31, 2025
(amounts in thousands)

9. Subsequent Events

The Company has evaluated subsequent events for recognition or disclosure through the issuance date of these financial statements on February 27, 2026 There were no subsequent events to recognize or disclose in the financial statements.

Supplementary Information

TWG Securities, Inc.

Schedule I - Computation of Net Capital
Under Securities and Exchange Commission Rule 15c3-1
(amounts in thousands)
December 31, 2025

Computation of net capital:

Total stockholder's equity from Statement of Financial Condition	$	364
Less nonallowable assets:		
Prepaid expenses	$	(23)
Income tax receivable		(3)
Net deferred tax assets		(0)
Net capital	$	338
Net capital requirement		
(greater of 6.67% of aggregate indebtedness or $5)	$	12
Excess net capital	$	326
Aggregate indebtedness:		
Intercompany Payable	$	1
Accrued Audit Fees		88
Accrued Salaries		64
Accrued Rent		27
Total aggregate indebtedness	$	180
Percentage of aggregate indebtedness to net capital		53.3%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited FOCUS Part IIa filing as of December 31, 2025 submitted on January 25, 2026.

TWG Securities, Inc.

Schedule II - Computation for
Determination of the Reserve Requirements Under Securities and
Exchange Commission Rule 15c3-3

December 31, 2025

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company files an exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. As a result, the Company has not included the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission.

TWG Securities, Inc.

Schedule III – Information Relating to
the Possession or Control Requirements Under Securities and Exchange
Commission Rule 15c3-3

December 31, 2025

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company files an exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. As a result, the Company has not included Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission.



Report of Independent Registered Public Accounting Firm

To Board of Directors and Stockholder of TWG Securities, Inc.

We have reviewed TWG Securities, Inc.'s assertions, included in the accompanying TWG Securities, Inc. Exemption Report, in which the Company stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to facilitating private placements of participating stock transactions directly between customers and reinsurance companies, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2025.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

New York, New York
February 27, 2026

TWG Securities, Inc.

TWG Securities, Inc. Exemption Report

TWG Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report as a Non-Covered Firm engaged solely in Non-Covered Firm Activities relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to facilitating private placements of participating stock transactions directly between customers and reinsurance companies, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

TWG SECURITIES, INC.

I, Kortney R. Wilson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

Kortney Wilson
C5731C9B3A8D48A...

By: _____

Title: Director, President, and General Securities Principal

February 24, 2026